

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Mr. Michael Tarutis, Esq.
ZenVault Medical Corporation
450 Happy Canyon Road
Castle Rock, CO 80108

> **Re: ZenVault Medical Corporation**
> **Offering Statement on Form 1-A**
> **Filed February 17, 2011**
> **File No. 024-10291**

Dear Mr. Tarutis:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

In this regard, we note the following:

- It appears that your offering statement does not include financial statements as required by Part F/S of Form 1-A.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that your consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director